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Veteran Energy Executive Gregory Goff Backs Elliott's Plan to Unlock Value at Phillips 66

Elliott is pleased to have the support and assistance of Phillips 66 shareholder and accomplished energy industry veteran Gregory Goff for our effort to boost shareholder value at Phillips 66.

Mr. Goff's more than 40 years of experience includes nearly three decades at ConocoPhillips (Phillips 66's predecessor company), nearly a decade as CEO of refiner Andeavor (formerly known as Tesoro), and service on the Exxon Mobil Board of Directors. At Andeavor, Mr. Goff spearheaded one of the industry's most successful financial and operational transformations, presiding over a 1,200% increase in shareholder returns.

Mr. Goff is one of the pre-eminent energy executives of our time. At Elliott, we have enjoyed working with Mr. Goff to explore private energy-industry opportunities in recent years. During our joint evaluation of the CITGO refining assets, we have witnessed firsthand his impressive ability to identify and develop a clear value-creation plan for refining assets. His experience will be invaluable as we push to affect change at Phillips 66 so it can regain its status as an industry leader.

Like Elliott, Mr. Goff believes that – with the necessary strategic, operational and governance improvements – Phillips 66 can be a stronger, more valuable company for all of its employees and investors. Elliott and our fellow Phillips 66 shareholders are fortunate to have Mr. Goff's support.

View Full Statement

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

    



MAILED MATERIALS TO STOCKHOLDERS

STREAMLINE 66

YOUR VOTE MATTERS, NO MATTER HOW MANY SHARES YOU OWN

VOTE YOUR SHARES

The Annual General Meeting of Phillips 66 shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

If you have questions or need help, please call toll-free: (877) 629-6357

REGISTERED HOLDERS:

FOUR WAYS TO CAST YOUR VOTE

Shareholders who directly hold Phillips 66 shares, not in a bank or brokerage account.



VOTE ONLINE

Visit the voting website: **okapivote.com/PSX2025**. Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.



VOTE BY MAIL



Please mark, sign and date your **GOLD** universal proxy card and return it in the postage-paid envelope provided to:

Elliott, c/o Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, NY 10036



VOTE BY PHONE

Call (877) 510-5560 toll-free and follow the automated instructions or speak to a representative to cast your vote. You will be required to provide the unique control number found on your **GOLD** universal proxy card.

VOTE BY QR CODE

Scan the QR code provided on your **GOLD** proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.

BENEFICIAL HOLDERS:

THREE WAYS TO CAST YOUR VOTE

Shareholders who hold Phillips 66 shares in a bank or brokerage account, such as Fidelity, Vanguard, or Charles Schwab.



VOTE ONLINE

Visit the voting website: **proxyvote.com**. Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.



VOTE BY MAIL

Please mark, sign and date your **GOLD** universal proxy card and return it in the postage-paid envelope provided.

VOTE BY QR CODE

Scan the QR code provided on your GOLD proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.





STREAMLINE 66
GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
Brian S. Coffman
Sigmund L. Cornelius
Michael A. Heim
Stacy D. Nieuwoudt
OPPOSED PHILLIPS 66 NOMINEES
A. Nigel Hearne
John E. Lowe
Robert W. Pease
Howard I. Ungerleider
PROPOSALS
Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
Strong recommendation to vote "FOR" Proposal 6

HOW TO VOTE

Elliott urges you to vote **FOR** our highly qualified board nominees with decades of experience in refining, midstream operations and corporate governance, and **FOR** the Annual Election Policy Proposal:

- **FOR** each of Elliott's four board nominees: **Brian Coffman**, **Sigmund Cornelius**, **Michael Heim** and **Stacy Nieuwoudt**
- **FOR Proposal 2**: approving the company's proposal for the declassification of the Board
- **FOR Proposal 6**: approving, on an advisory basis, Elliott's proposal that the Board adopt a policy to implement the annual election of all directors

If you have previously voted, you have every right to change your vote by using any of the voting methods. The latest-dated proxy card is the only one that counts. See below to learn more about how to change your vote.

We urge all holders of Phillips 66's common stock as of the record date of April 4, 2025, to submit the **GOLD** universal proxy card or voting instruction form, even if you sold your shares after the record date.



STREAMLINE 66 GOLD PROXY CARD

ELLIOTT NOMINEES	FOR	WITHHOLD
Brian S. Coffman	✓	
Sigmund L. Cornelius	✓	
Michael A. Heim	✓	
Stacy D. Nieuwoudt	✓	
OPPOSED PHILLIPS 66 NOMINEES		
A. Nigel Hearne		✗
John E. Lowe		✗
Robert W. Pease		✗
Howard L. Ungerleider		✗

PROPOSALS

- ✓ Strong recommendation to vote "FOR" Proposal 2
- No recommendation with respect to Proposals 3, 4, 5
- ✓ Strong recommendation to vote "FOR" Proposal 6

A proxy vote may be changed at any time before the Annual General Meeting on May 21 by:

- Submitting a later-dated **GOLD** proxy card, or
- Delivering a written notice of revocation



Scan the QR code for more information on how to vote

VOTE THE GOLD PROXY CARD

ADDITIONAL INFORMATION

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

SOCIAL MEDIA POST

 **Streamline 66** ✔ @streamline66 · 1m

Phillips 66's (NYSE: PSX) quality assets lack the management focus needed to maximize value — costing shareholders dearly. Help change the narrative by voting the GOLD card FOR Elliott's highly qualified nominees and proposal to implement annual elections for all board seats.

PHILLIPS 66: POOR ASSETS OR POOR LEADERSHIP?



ⓘ Click here for more important information

Phillips 66 Management, Strategy Shortfall Cost Shareholders | Elliott

From streamline66.com

WEBSITE MATERIALS

YOUR VOTE MATTERS, NO MATTER HOW MANY SHARES YOU OWN

VOTE YOUR SHARES

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

If you have questions or need help, please call toll-free: (877) 629-6357

How To Vote →   Voting FAQ →

REGISTERED HOLDERS: FOUR WAYS TO CAST YOUR VOTE

Shareholders who directly hold Phillips 66 shares, not in a bank or brokerage account.

         

VOTE ONLINE

Visit the voting website: www.okapivote.com/PSX2025. Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.

VOTE BY MAIL

Please mark, sign and date your **GOLD** universal proxy card and return it in the postage-paid envelope provided to:
Elliott, c/o Okapi Partners LLC
1212 Avenue of the Americas,
17th Floor
New York, NY 10036

VOTE BY PHONE

Call (877) 510-5560 toll-free and follow the automated instructions or speak to a representative to cast your vote. You will be required to provide the unique control number found on your **GOLD** universal proxy card.

VOTE BY QR CODE

Scan the QR code provided on your **GOLD** proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.

BENEFICIAL HOLDERS: THREE WAYS TO CAST YOUR VOTE

Shareholders who hold Phillips 66 shares in a bank or brokerage account, such as Fidelty, Vanguard, or Charles Schwab.



VOTE ONLINE

Visit the voting website: **www.proxyvote.com.** Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.



VOTE BY MAIL

Please mark, sign and date your GOLD universal proxy card and return it in the postage-paid envelope provided.



VOTE BY QR CODE

Scan the QR code provided on your **GOLD** proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.

HOW TO VOTE

Elliott urges you to vote **FOR** our highly qualified board nominees with decades of experience in refining, midstream operations and corporate governance, and **FOR** the Annual Election Policy Proposal:

- FOR each of Elliott's four board nominees: Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt

- FOR Proposal 2: approving the Company's proposal for the declassification of the Board

- FOR Proposal 6: approving, on an advisory basis, Elliott's proposal that the Board adopt a policy to implement the annual election of all directors

If you have previously voted, you have every right to change your vote by using any of the voting methods. The latest-dated proxy card is the only one that counts. See below to learn more about how to change your vote.

We urge all holders of Phillips 66's common stock as of the record date of April 4, 2025, to submit the **GOLD** universal proxy card or voting instruction form, even if you sold your shares after the record date.

A proxy vote may be changed at any time before the Annual General Meeting on May 21 by:

- Submitting a later-dated **GOLD** proxy card, or

- Delivering a written notice of revocation

STREAMLINE 66 GOLD PROXY CARD

ELLIOTT NOMINEES	FOR	WITHHOLD
Brian S. Coffman	✓	
Sigmund L. Cornelius	✓	
Michael A. Heim	✓	
Stacy D. Nieuwoudt	✓	

OPPOSED PHILLIPS 66 NOMINEES		
A. Nigel Hearne		✗
John E. Lowe		✗
Robert W. Pease		✗
Howard L. Ungerfelder		✗

PROPOSALS

- Strong recommendation to vote "FOR" Proposal 2
- No recommendation with respect to Proposals 3, 4, 5
- Strong recommendation to vote "FOR" Proposal 6

VOTING FAQ

What is the Universal Proxy Card? ⌃

The Universal Proxy Card is a single ballot that includes all nominees from both management and dissident parties in a proxy contest. It allows you, as a shareholder, to vote for a mix of candidates from different slates.

How does voting with the Universal Proxy Card work?

You should have received a Universal Proxy Card listing the names of all the board nominees from both Elliott and Phillips 66. Select your preferred candidates by marking your choices on the card.

Vote **FOR** Elliott's four highly qualified nominees:

- Brian Coffman
- Sigmund Cornelius
- Michael Heim
- Stacy Nieuwoudt

Important: If you mark MORE THAN FOUR "FOR" BOXES in the election of directors, ALL your votes for the election of directors will be considered invalid.

Do I need to vote for all four director seats on the Universal Proxy Card?

No. You may vote for up to four nominees. If you vote FOR more than four nominees, your proxy card will be considered invalid.

I received different-colored Universal Proxy Cards—gold and white. What do I do?

We urge you to vote **FOR** Elliott's nominees on the **GOLD** card, but you can help #Streamline66 by voting only for Elliott's highly qualified nominees — Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt — on either card.

Is voting with the Universal Proxy Card mandatory?

No. You may vote by using any of the following methods:

Registered Holders: Four Ways to Cast Your Vote

Vote Online

Visit the voting website: www.okapivote.com/PSX2025. Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.

Vote By Mail

Please mark, sign and date your **GOLD** universal proxy card and return it in the postage-paid envelope provided to:
Elliott, c/o Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, NY 10036

Vote By Phone

Call (877) 510-5560 toll-free and follow the automated instructions or speak to a representative to cast your vote. You will be required to provide the unique control number found on your **GOLD** universal proxy card.

Vote By QR Code

Scan the QR code provided on your **GOLD** proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.

Beneficial Holders: Three Ways to Cast Your Vote

Vote Online

Visit the voting website: www.proxyvote.com. Enter the unique control number found on your **GOLD** proxy card and follow the on-screen instructions to cast your vote.

Vote by Mail

Please mark, sign and date your **GOLD** universal proxy card and return it in the postage-paid envelope provided to:

Elliott, c/o Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Vote By QR Code

Scan the QR code provided on your **GOLD** proxy card. This will direct you to the secure voting website, where you can enter your control number and follow the prompts to vote.

Can I change my vote after I submit a Universal Proxy Card?

In most cases, you have the option to change your vote after submitting the Universal Proxy Card. You can revoke or update your vote by using any of the voting methods listed above. If you have previously voted, you have every right to change your vote by using any of the voting methods. The latest-dated proxy card is the only one that counts. See below to learn more about how to change your vote.

If I've made a mistake on my Universal Proxy Card, or I've lost the card and need a new one, what do I do?

If you have questions or need help voting your card, please contact our proxy solicitors toll-free: (877) 510-5560.

Why does Elliott recommend voting FOR Proposals 2 and 6?

The Phillips 66 Board is "staggered," meaning it is divided into three classes, with only one class of directors up for election at each annual meeting, and with each class elected to serve a three-year term. This means shareholders are only allowed to vote on one-third of the Board at each annual meeting, with the rest of the board shielded from a shareholder vote. Staggered boards are not in the interest of shareholders because they limit accountability and can enable entrenchment. A board that upholds accountability should itself be accountable.

Proposals to address this governance defect have been presented at past Phillips 66 Annual Meetings and have consistently received near-unanimous support among those shareholders who have voted — for example, 99% of voting shareholders supported de-staggering the last time it was proposed. However, these measures have never passed, because amendments to the Company's charter must be supported by 80% of all outstanding shares — not just voted shares — and this threshold is all but impossible to meet.

With Proposal 2, the Company is asking shareholders to try the same approach to de-staggering that has tried and repeatedly failed before — fully aware that its supermajority voting requirement makes failing again a near certainty. Nevertheless, despite the low likelihood of passage, Elliott believes that the Board should be de-staggered and we are encouraging shareholders to vote FOR Proposal 2.

However, Elliott does not believe that shareholders who want to see annual director elections at Phillips 66 should stand by and watch the same results play out as in past years. This is why Elliott submitted, and recommends that shareholders vote FOR, Proposal 6, which asks the Board to adopt a policy calling for each director to commit to a one-year term and stand for election at each Annual Meeting.

The annual election of directors reflects standard best practice in corporate governance, as evidenced by the fact that it has been adopted by nearly 90% of the companies in the S&P 500. To help make this goal a reality at Phillips 66, Elliott is encouraging shareholders to vote **FOR** both Proposal 2 and Proposal 6.

Why is the Company opposed to Proposal 6?

Phillips 66's entrenched leaders have come out against Proposal 6, arguing that a board policy promoting the annual election of directors could be found by a court to conflict with the Company's governing documents. This argument is entirely unconvincing, however, because the proposal is non-binding, and compliance with it would be voluntary — requiring only that all Phillips 66 directors have the courage to be accountable to shareholders on an annual basis. The Company conspicuously fails to cite any legal authority for its assertions.

The Company's opposition to Proposal 6 indicates that its current Board does not truly wish to have all Phillips 66 directors elected annually, and that it would instead prefer to continue enjoying the protections that a staggered Board provides against shareholder accountability. Shareholders should be asking whether a Board truly interested in good governance would be satisfied with this status quo, allowing an archaic governance regime to constrain shareholder choice and shield a majority of its directors, who have presided over years of underperformance, from an annual shareholder vote.

Where can I find more information on voting?

If you have questions or need help voting your card, please contact our proxy solicitors toll-free: (877) 510-5560





STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote

ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

ELLIOTT'S STREAMLINE 66 PODCAST

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

View Podcast →


S1: E2
BRIAN COFFMAN, FORMER
CEO OF MOTIVA

YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

How To Vote →


STREAMLINE 66 GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
Brian S. Coffman
Sigmund L. Cornelius
Michael A. Heim
Stacy D. Nieuwoudt
OPPOSED PHILLIPS 66 NOMINEES
A. Nigel Hearne
John E. Lowe
Robert W. Pease
Howard L. Ungerleider
PROPOSALS
Strong recommendation to vote "FOR" Proposal 2
No recommendation with respect to Proposals 3, 4, 5
Strong recommendation to vote "FOR" Proposal 6

ELLIOTT'S LETTER TO
PHILLIPS 66 SHAREHOLDERS

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S STREAMLINE 66 PRESENTATION

February 11, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.



Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**



Michael A. Heim

One of the founders and former President and COO of **Targa Resources**



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**

MATERIALS







Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025

Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025

Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →



STREAMLINE 66

©2025 Elliott Investment Management L.P. All rights reserved

Privacy Policy | Disclaimer



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

